RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

March 18, 2016

Ms. Jennifer Lopez

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Reliant Service Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed February 5, 2016 File No. 333-208934

Dear Ms. Lopez,

We have received your letter of January 25, 2016. We have amended the registration statement as needed per the comments and provide this cover letter to respond comment by comment.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We do not have any written communications, as defined in Rule 405.

Prospectus Cover Page

2.

Please revise your disclosure to clarify that because there is no minimum to your offering, if you fail to raise enough capital to commence operations, investors could lose their entire investment and will not be entitled to a refund. Additionally, disclose the minimum number of shares needed to generate sufficient proceeds to enable you to implement your business plan within the next twelve months.

Further disclosure has been provided as noted.

Our Company, page 5

3.

Your disclosure in regard to your plan of operation in the United States and the Czech Republic is unclear. Please revise here and in Management's Discussion and Analysis of Financial Condition and Results of Operations to clarify what your plans are in the United States and Czech Republic and the expected allocation of offering proceeds to each.

We have added further disclosure as requested.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

Summary Financial Information, page 7

4.

Certain amounts in the tables do not agree to the financial statements. We noted similar inconsistencies with amounts and report dates on pages 8, 19, and 25. Please revise amounts and report dates throughout the filing to match the financial statements and audit report date.

The July 31, 2015 table has been corrected, along with the disclosure on pages 8, 19 and 25. We have added an additional table for the six months ended January 31, 2016.

Risk Factors, page 8

5.

Please provide a risk factor pertaining to the difficulty U.S. stockholders would face enforcing judgments against you obtained in U.S. courts or bringing an original action against you in foreign courts. In this regard, we note that all your assets and operations are in the Czech Republic.

The risk factor has been added.

6.	We note that you have a non-U.S. resident as your sole officer and director. Please include a statement concerning the enforceability of civil liabilities against foreign persons.

A statement regarding this issue has been included in the risk factor added per comment 5.

7.

It appears that your assets, including your cash and cash equivalents, are held in the Czech Republic. Please tell us what consideration you gave to including a risk factor regarding the effect this could have in your company's liquidity.

Our bank account is held in the United States and this fact has been included in the risk factor added per comment 5. Based upon that we do not believe a risk factor addressing this comment is necessary.

Dilution, page 15

8.

In the fourth full paragraph you disclose net tangible book value of $15,844 as of October 31, 2015. However, the balance sheet on page F-12 presents a net tangible book value of $13,518. Please revise the amount disclosed in the fourth full paragraph or advise.

The dilution section has been updated with the January 31, 2016 numbers.

9.

Reference is made to the first table which presents a "[p]otential gain to existing shareholder net of offering expenses ($8,511)" of $85,152. Please tell us how you computed this amount and why it represents a potential gain to the existing shareholder.

The reference has been removed.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

Terms of the Offering, page 17

10.	Please state here, as you do in the prospectus cover page, that the offer may be extended at the discretion of the Board of Directors.

We have added the statement as requested.

Description of Business, page 19

11.

Please revise this section to clarify and better describe how your sole officer and director will manage operations in the U.S. In this regard, we note that your current operations are in the Czech Republic and that your sole officer and director only devotes approximately 20 hours per week to your business. The descriptions of your planned business activities in the U.S. should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan.

The section has been revised to address your comments.

Services Description, page 20

12.

Please discuss how you sold your merchandise to your first customer. In this regard, your disclosure appears to indicate that your products will be displayed and sold on your website, which has not been developed.

The details of the initial sales has been added.

13.	Please discuss any agreements with suppliers and expand your discussion of the proposed distribution methods for your products. See Item 101(h)(4)(ii) and (v) of Regulation S-K.

The discussion has been expanded.

Government Regulation, page 22

14.	As all your operations and assets are presently in the Czech Republic, please further discuss the government regulations in the Czech Republic that impact your operations.

Disclosure has been added.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

Management's Discussion and Analysis

Liquidity and Capital Resources, page 26

15.

We note that you have a verbal agreement with your sole officer and director for a loan. Please file a written description of the agreement. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

An exhibit has been added

Report of Independent Registered Public Accounting Firm, page F-2

16.

Please revise the first sentence of the first paragraph to refer to the balance sheet as of July 31, 2015 rather than the "financial statements" as of July 31, 2015. Please also revise paragraph three to refer the financial position as of July 31, 2015 rather than "for the year ended" July 31, 2015. Refer to PCAOB Auditing Standard 3101.08.

The auditor has revised their report.

17.

Please tell us why it is appropriate to include the last two paragraphs of the report. Please also reconsider the need for these paragraphs in your next amendment in light of the comment below regarding the schedule of operating expenses. In addition, we note the reference to cash basis financial statements in the fourth paragraph. As noted in our letter dated January 19, 2016, Rule 4-01(a)(1) of Regulation S-X requires financial statements to be prepared in accordance with generally accepted accounting principles (GAAP). GAAP requires financial statements to be prepared using accrual basis accounting as opposed to cash basis accounting.

The auditor has revised their report.

18.

Reference is made to the sixth paragraph on page 5 which states that the audit report includes a statement expressing substantial doubt as to your ability to continue as a going concern. No such language is included in the audit report. Further, we note the going concern disclosure in Note 3 on page F-8. Please have your auditor explain to us their consideration of your ability to continue as a going concern and their consideration of including an explanatory paragraph to reflect their conclusion. Refer to PCAOB Auditing Standards 2415 and 3101.11.

All references to a going concern statement from the auditor have been removed as the auditor did not include one in his report.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

Statement of Operations, page F-4

19.	Please tell us why no income tax expense was recognized referencing authoritative literature that supports your accounting treatment.

A provision for income tax is included on the statement of operations.

20.	Please present basic per share amounts for net income (loss) on the face of your audited and unaudited statements of operations. Refer to ASC 260-10-45-2.

The net income (loss) per share line is included on the statement of operations.

Notes to Financial Statements, page F-7

21.

Please tell us your functional currency(ies) and support this determination referencing authoritative literature. Refer to ASC 830-10-45. Please also explain how applying the guidance in ASC 830 impacted your financial statements. In doing so, tell us the currency of your "Cash in Bank" asset. Please also consider adding disclosure in the notes to the financial statements regarding your application of ASC 830.

The functional currency for the company is the US Dollar. The only bank account held by the company is in a US bank.

22.

Please disclose revenues attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues. If revenues attributed to an individual foreign country are material, those revenues shall be disclosed separately. Please also disclose long-lived assets in your country of domicile and located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to ASC 280-10-50-41.

All revenues generated by the company are from US sales. All monies from the sales have been deposited to our US bank account.

Schedule of Operating Expenses, page F-11

23.

Please tell us your consideration of removing the schedules of operating expenses and separately disclosing depreciation expense and advertising expense in the notes to the financial statements pursuant to ASC 360-10-50-1a and ASC 720-35-50-1b.

The schedules of operating expenses has been included for the January 31, 2016 financial statements.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

Exhibit 23.2

24.

The consent refers to a report on cash basis financial statements which is not included in this registration statement. As noted in our letter dated January 19, 2016, Rule 4-01(a)(1) of Regulation S-X requires financial statements to be prepared in accordance with generally accepted accounting principles (GAAP). GAAP requires financial statements to be prepared using accrual basis accounting as opposed to cash basis accounting. Please file a new consent with your next amendment which refers to the report included in the amendment.

The auditor has provided us with a corrected consent.

The company acknowledges that:

☐ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐ the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stanislov Augustin

Stanislov Augustin

President & Director

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